Antisoma plc

Hanger Lane
Ealing
London W5 3QR
UK

T: +44 (0)20 8799 8200
F: +44 (0)20 8799 8201
E: enquiries@antisoma.com
W: www.antisoma.com

07021518

ANTISOMA

Exemption number: 82-34926

Office of International Corporate Finance
Division of Corporate Finance
Mail Stop 3628
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED MAR - 1 2007 WASH, D.C. 213

SUPPL

Thursday 22 February 2007

Ladies and Gentlemen:

Antisoma plc

Pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby furnish you with certain documentation that we have made public or filed with the UK Listing Authority, the London Stock Exchange or the Registrar of Companies for England and Wales at Companies House or distributed to our shareholders and which is listed in Annex 1 to this letter.

These documents supplement the information previously provided with respect to Antisoma plc's request for exemption under Rule 12g3-2(b), which was established on November 21, 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Antisoma plc is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at +44 20 8799 8200 in the United Kingdom if you have any questions.

Thank you for your attention.

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

Yours faithfully
For and on behalf Antisoma plc

Name: Simone Tinney
Title: Communication Assistant

ANTISOMA

Antisoma plc
Company Executive Incentive Plan grant

London, UK, 21 February 2007:
Pursuant to the Antisoma plc Executive Incentive Plan, Antisoma plc has granted Performance Share awards over ordinary 1p shares to Directors as follows:

Director	Number of Performance Shares
Glyn Edwards	434,276
Raymond Spencer	195,818
Ursula Ney	309,520

Other employees have also been granted Performance Share awards over a total of 1,231,646 shares and Company Share Option Plan awards over a total of 413,101 shares.

The above Performance Share grant reflects the Company's practice of making biannual awards to all qualifying employees following release of the interim and preliminary financial results. The above Directors and certain employees have agreed to pay the employer's National Insurance arising on the exercise of their own options.

The Performance Share awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 20 February 2007 and will normally become exercisable for three years, commencing on 20 February 2010. The Performance Shares are exercisable at 1p each. The CSOP awards, which are subject to fulfilment of certain performance and other conditions, have a date of grant of 20 February 2007 and will normally become exercisable for seven years, commencing on 20 February 2010. The CSOP awards are exercisable at 45.5p each

Mr Edwards, Mr Spencer and Dr Ney, as Directors, notified Antisoma plc of their respective interests in these shares on 20 February 2007.

Enquiries:
Raymond Spencer, Chief Financial Officer +44 (0)20 8799 8200
Antisoma plc

END